TATA 03 OCT 27 AM 7:21

23rd October 2003
BP/AD-M1A/885

03032910

BSE
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

SUPPL

82-3733

Dear Sirs,

Unaudited Financial Results (Second Quarter)

In terms of Clause 41 of the Listing Agreement, we send herewith a statement containing the Unaudited Financial Results (Provisional) of the Company for the quarter/half-year ended 30th September 2003 along with segment-wise reporting.

The above results are being published in newspapers on 24th October 2003.

Yours faithfully,
For The Tata Power Co. Ltd.

(B J Shroff)
Company Secretary &
Senior General Manager (Corporate Affairs)

PROCESSED
NOV 06 2003
THOMSON
FINANCIAL

Encl.

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

dlw 10/29

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER/HALF-YEAR ENDED 30TH SEPTEMBER, 2003

Particulars	Quarter ended		Half-Year ended		Year ended
	30-Sep-03	30-Sep-02	30-Sep-03	30-Sep-02	31-Mar-03
	MUs	MUs	Mus	Mus	MUs
1. Generation	3182	3480	6317	6816	12996
2. Sales	2996	3315	5989	6472	12318
	Rs. Crores	Rs. Crores	Rs. Crores	Rs. Crores	Rs. Crores
3. Net Sales/Income from Operations	**1062.46**	**1202.14**	**2144.53**	**2242.53**	**4300.50**
4. Expenditure					
a) Staff Cost	37.41	20.71	84.15	55.82	141.95
b) Cost of Power Purchased	100.47	108.00	209.47	207.66	406.90
c) Cost of Fuel	462.45	556.85	980.77	1082.44	2062.59
d) Other expenditure	121.93	158.75	243.59	282.87	504.90
e) Total expenditure (4a to 4d)	722.26	844.31	1517.98	1628.79	3116.34
5. Operating Profit	340.20	357.83	626.55	613.74	1184.16
6. Other Income	49.00	56.46	73.15	86.20	152.03
7. Interest and Finance Charges	61.74	103.18	139.61	182.75	341.21
8. Gross Profit after interest and finance charges but before Depreciation and Tax (5+6-7)	327.46	311.11	560.09	517.19	994.98
9. Depreciation	82.09	80.44	163.63	162.79	318.04
10. Profit before tax (8-9)	**245.37**	**230.67**	**396.46**	**354.40**	**676.94**
11. Provision for Taxation (including Deferred Tax)	74.56	95.72	126.22	135.72	157.02
12. Net Profit after tax (10-11)	**170.81**	**134.95**	**270.24**	**218.68**	**519.92**
13. Statutory & Special Appropriations					69.91
14. Distributable Profit (12-13)					450.01
15. Paid-up Equity Share Capital (Face Value: Rupees Ten per share)	197.91	197.91	197.91	197.91	197.91
16. Reserves including Statutory Reserves					3959.44
17. Basic and Diluted Earnings per Share on Net Profit (not annualised) (In Rupees)	8.63	6.82	13.66	11.05	26.27
18. Aggregate of non-promoter shareholding					
No of shares			13,35,33,222	13,35,04,022	13,35,04,022
% of shareholding			67.48	67.46	67.46
19. Final Dividend (Proposed)					
Rate per share (Face Value Rs. 10/-) (In Rupees)					6.50
Amount (Rs. in crores)					128.78

1. The above results were reviewed by the Audit Committee and taken on record by the Board of Directors at their meeting held on 23rd October, 2003.
2. The half-yearly results do not reflect the adjustments required to be made in accordance with the provisions of the Electricity (Supply) Act, 1948/ Electricity Act, 2003 (including in respect of Deferred Taxation Liability) for which adjustments will be made for the year as a whole. Accordingly the quarterly and the half-yearly results are not representative of the results for the whole year.
3. In respect of the share of Standby Charges billed by Maharashtra State Electricity Board (MSEB) and recoverable from BSES Ltd. (BSES), the Company has, in accordance with past practice, taken credit for the amount recoverable in terms of the Government of Maharashtra Order of 22nd March, 2000 .This amount upto 30th September, 2003 aggregates Rs. 892 crores, including Rs. 99 crores for the half-year ended 30th September, 2003 (Rs. 49.50 crores for the quarter ended 30th September, 2003). However, these amounts have been disputed by BSES and only Rs. 546.30 crores have been paid by BSES to MSEB through the Company/Maharashtra Electricity Regulatory Commission (MERC) till 30th September, 2003 . MERC had heard the dispute and issued an Order on 7th December, 2001. This Order was challenged by both parties before the High Court which has reverted the matter back to MERC for de novo consideration. Appeals by both parties to the Supreme Court against the Order of the High Court has been dismissed by the Supreme Court. Pending reconsideration by MERC, no adjustment has been made for the amounts payable as per the MERC Order of Rs. 62.44 crores for 1999-2000 or for the shortfalls (amounts not ascertained) for the years 2000-01, 2001-02, 2002-03 and for the quarter/half-year ended 30th September, 2003.
4. The Company has entered into a Shareholders Agreement with Power Grid Corporation of India Ltd. on 4th July, 2003 for Powerlinks Transmission Ltd. (formerly Tala Delhi Transmission Ltd.). The Company has subscribed to 51% of the Share Capital of Powerlinks Transmission Ltd. and consequently Powerlinks Transmission Ltd. has become a subsidiary of the Company.
5. The above results include the following items relating to the previous years -

	Quarter ended 30-Sep-2003	Half-year ended 30-Sep-2003	Quarter ended 30-Sep-2002	Half-year ended 30-Sep-2002	Year ended 31-Mar-2003
	Rs Crores	Rs Crores	Rs Crores	Rs Crores	Rs Crores
Net Sales/Income from Operations	-	4.00	0.81	0.73	-
Other Income	8.30	10.63	-	-	-
Other Expenditure (net)	3.76	2.48	-	-	1.18
Net Income	4.54	12.15	0.81	0.73	(1.18)

6. Staff Costs for the quarter and half-year ended 30th September, 2002 are net of provision written back amounting to Rs. 25.31 crores. Other Expenditure for the quarter and half-year ended 30th September, 2002 are net of provision written back amounting to Rs. 17.64 crores.
7. The Auditors Report for the year ended 31st March, 2003 has referred to the accounting policies consistently followed by the Company in regard to (a) deferred taxation (b) borrowing costs attributable to the acquisition and construction of fixed assets and (c) exchange differences on repayment/realignment of liabilities incurred for acquiring fixed assets, in so far as such policies relate to the licenced business and which policies though conforming to the Electricity (Supply) Act,1948 differ from relevant Accounting Standards referred to in sub section (3C) of Section 211 of the Companies Act, 1956. These accounting policies have also been followed for the quarter/half-year ended 30th September, 2003.
8. *The number of investor complaints received during the quarter, resolved and pending are:*

Pending as on 1st July, 2003	18
Received during the quarter ended 30th September , 2003	535
Disposed off during the quarter ended 30th September, 2003	535
Unresolved at the end of the quarter ended 30th September, 2003	18

9. Previous period/year figures have been regrouped wherever necessary.

Date: 23rd October, 2003.

For and on behalf of the Board of
THE TATA POWER COMPANY LIMITED

RATAN N. TATA
Chairman

TATA

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

SEGMENTWISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rs. Crores)

Particulars	Quarter ended		Half-Year ended		Year ended
	30-Sep-03	30-Sep-02	30-Sep-03	30-Sep-02	31-Mar-03
Segment Revenue					
Power business	1,016.61	1,186.81	2,071.14	2,214.02	4,229.82
Others	46.13	15.28	73.68	28.67	70.89
Total Segment Revenue	1,062.74	1202.09	2,144.82	2242.69	4,300.71
Less: Inter segment revenue	0.28	-0.05	0.29	0.16	0.21
Net Sales/Income from Operations	**1,062.46**	**1,202.14**	**2,144.53**	**2,242.53**	**4,300.50**
Segment Results					
Power business	258.59	271.60	465.38	447.33	875.64
Others	7.13	0.14	7.79	0.23	3.49
Total Segment Results	265.72	271.74	473.17	447.56	879.13
Less: Interest Expense	59.69	85.36	132.49	157.15	308.27
Add: Unallocable Income net of unallocable expense	39.34	44.29	55.78	63.99	106.08
Total Profit Before Tax	**245.37**	**230.67**	**396.46**	**354.40**	**676.94**
Capital Employed					
Power business	3,603.12	3,711.98	3,603.12	3,711.98	3,739.70
Others	172.58	154.48	172.58	154.48	153.26
Total Capital Employed	**3,775.70**	**3,866.46**	**3,775.70**	**3,866.46**	**3,892.96**

Types of products and services in each business segment:
Power - Generation, Transmission and Distribution of Electricity.
Others - Electronics, Broadband Services, Project Consultancy etc.

TATA

TATA

03 OCT 27 7:21

23rd October 2003
BP/AD-M1A/886

BSE
Corporate Relationship Dept.
1st Floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

Dear Sirs,

Unaudited Financial Results (Second Quarter) – Press Release

Further to our letter No.BP/AD-M1A/885 dated 23rd October 2003, we are forwarding herewith for your record a copy of the Press Release issued by the Company today.

Yours faithfully,
For The Tata Power Co. Ltd.

(B J Shroff)
Company Secretary &
Senior General Manager (Corporate Affairs)

Encl.

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

TATA

Mumbai
October 23, 2003

Press Release

Tata Power to invest Rs 2,000 Crore for Capacity Addition of 450 MW

Key Highlights

- *330 MW hydel power plant in Shrinagar, Uttaranchal*
- *120 MW thermal plant at Jojobera, Jharkhand*
- *Q2 FY04 Profit after tax up 27%, H1 FY04 PAT up 24%*

Hydro Power project at Shrinagar, Uttaranchal

- Tata Power will put up 330 MW Shrinagar Hydro Power Project in the State of Uttaranchal. The Rs. 1,650 Crore project would be funded by a 70:30 debt equity ratio. The power plant will significantly augment electricity supply to the Northern Region.

Thermal Power Plant at Jojobera, Jharkhand

- The Company has recently initiated construction of a 120 MW thermal power plant at Jojobera in the State of Jharkhand at a project cost of Rs. 350 crores. The total installed capacity at the Jojobera Power Plant will increase to 427.5 MW. The Power Plant will be fully operational in a record period of 24 months i.e. by October 2005.

Distribution Licenses

- TPC is approaching the regulatory commissions for grant of 2nd distribution licenses in select areas

Franchisee of SEBs

- TPC is approaching various SEBs under the franchisee scheme of Electricity Act 2003.

Trading License

- TPC is setting up a new company for undertaking trading of Power and approaching CERC for grant of license

TATA POWER

The Tata Power Company Limited
Registered Office Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 5665 8282 Fax 91 22 5665 8801

TATA

Financial Highlights:

Q2 FY04

The Profit After Tax for the period increased by 27% to Rs. 171 crores as compared to Rs. 135 crores in the same period last year.

H1 FY04

- In the six months ended of FY 2003-04, Tata Power reported 24% increase in profit after tax at Rs 270 crores as compared to Rs 219 crores in the corresponding period last year.
- Sales to BSES during last year were higher due to breakdown in its Dahanu plant resulting in an increase in purchase of power from Tata Power in H1 FY03.
- Tata Power continued with its fuel rationalization exercise, which has resulted in a cost saving of Rs 79 crores through change in fuel mix and heat rate improvement. The Company is planning to further enhance these savings by optimizing on the various fuels used for generating power.
- Other expenditure was lower by Rs 39 crores in line with the various strategies implemented to improve efficiency and productivity.
- Interest costs have sharply reduced by Rs. 43 crores due to significant reduction on debt on account of repayments and rupee appreciation leading to gain in exchange.

Announcing the results, **Mr. Firdose Vandrevala, Managing Director** said, 'The organizational transformation in establishing Tata Power as a national player has begun to take a clearly defined shape. The ongoing process involved in reducing cost and enhancing reliability have started to yield tangible and encouraging results.'

The financial results table is enclosed.

For further information please contact:

Amulya Charan

Vice President-Finance

The Tata Power Company Limited

Ph: 022 5665 8811

Fax: 022 5665 8812

E-mail: acharan@tpc.co.in

Toll free: 1600 117575

Website: www.tatapower.com
